CANADIAN COMPANY SPREADS HOLIDAY CHEER:
                 ONLINETEL OFFERING ONE MONTH FREE LONG DISTANCE

Toronto, November 27th 2002 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that its wholly owned subsidiary Onlinetel Corp. is now offering one month free long distance to new subscribers of its "Call Anytime Unlimited" long distance calling plan during the month of December 2002.

Onlinetel's "Call Anytime Unlimited" long distance calling plan is already Canada's lowest rate personal long distance service, allowing unlimited minutes anytime, day or night, 24/7 long distance calling between the following major Canadian centers for one flat rate of only $24.95 per month: Victoria, Vancouver, Calgary, Edmonton, Winnipeg, Toronto, Greater Toronto area, Barrie, London, Kitchener, Hamilton, Montreal, Quebec City and Halifax. Under this holiday initiative, customers who subscribe with Onlinetel receive the first month's flat rate for free.

Paying subscribers also receive calling to all other cities in continental North America for only $0.05 per minute and Onlinetel's preferred international rates as posted at Onlinetel's website. To subscribe for this holiday package, simply visit www.onlinetel.com or call 1-866-888-8222.

"Onlinetel is able to offer the lowest rates available in Canada for personal long distance calling because of the inherent cost efficiencies of routing voice traffic over our VoIP network compared with routing calls over analog copper wires" said Gerry Racicot, CEO of Eiger. "As it stands today, Onlinetel's customer base has been growing at over three percent per week since launching its VoIP services in 2002 and yet most Canadians are still unaware of the advantages and savings generated by VoIP technology. With this special offer we are providing Canadians the opportunity to talk with family and friends over the holiday season for free and to introduce fellow Canadians to our services and the cost-savings of VoIP technology." added Mr. Racicot


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.